FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

29 April, 2009

File no. 0-17630

2008 Final Dividend - Scrip Alternative

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  2008 Final Dividend - Scrip Alternative

CRH plc (“the Company”)

29th April 2009

2008 FINAL DIVIDEND - SCRIP ALTERNATIVE

CRH plc announces that, under the Company’s Scrip Dividend Scheme, 40.32% of its Ordinary Shareholders elected to receive shares in lieu of cash in respect of all or part of their Final Dividend for 2008 to be paid on 11th May 2009.

As a result, a total of 6,588,110 Ordinary Shares of €0.32 each have been allotted. An application will be made for admission of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the UK Listing Authority and (b) trading on the Main Market of the Irish Stock Exchange and the London Stock Exchange’s market for listed securities. Dealing in the New Shares is expected to commence on Monday, 11th May 2009.

Enquiries:

Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344 340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 29 April, 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director